[LETTERHEAD OF PAUL HASTINGS LLP]

(212) 318-6063

thomaspeeney@paulhastings.com

February 1, 2012	76941.00002

VIA EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Marathon Real Estate Finance, Inc.
Application for Withdrawal of Registration Statement on Form S-11
File No. 333-142891

Ladies and Gentlemen:

On behalf of our client, Marathon Real Estate Finance, Inc. (the “Company”), we transmit herewith for filing the Company’s application for withdrawal of its registration statement on Form S-11, pursuant to Rule 477 under the Securities Act of 1933, as amended, as filed with the Securities and Exchange Commission on May 11, 2007 (SEC Accession No. 0000950136-07003418), and amended June 28, 2007 (SEC Accession No. 0000950136-07-004516).

Please contact the undersigned at the number above with any comments or questions.

Sincerely,

/s/ Thomas D. Peeney

Thomas D. Peeney

for PAUL HASTINGS LLP

TDP

Marathon Real Estate Finance, Inc.

One Bryant Park, 38th Floor

New York, NY 10036

February 1, 2012

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Marathon Real Estate Finance, Inc.

Application for Withdrawal of Registration Statement on Form S-11

File No.: 333-142891

Ladies and Gentlemen:

In accordance with Rule 477(a) (“Rule 477”) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Marathon Real Estate Finance, Inc. (the “Company”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form S-11, as filed with the Commission on May 11, 2007 (SEC Accession No. 0000950136-07003418), and amended June 28, 2007 (SEC Accession No. 0000950136-07-004516), together with the exhibits thereto (the “Registration Statement”).

The Company is requesting withdrawal of the Registration Statement because it has elected not to proceed with the initial public offering of its securities. The Registration Statement was not declared effective by the Commission, and no securities of the Company were offered or sold pursuant to the Registration Statement. The Company respectfully submits that the withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477.

The Company requests that, in accordance with Rule 457(p) promulgated under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the account of the Company for future use.

Securities and Exchange Commission

February 1, 2012

If you should have any questions regarding the foregoing, please contact Kenneth Breen of Paul Hastings LLP, counsel to the Company, at (212) 318-6344.

Very truly yours,

/s/ David Arzi

David Arzi

Chief Executive Officer

cc/ Kenneth Breen, Paul Hastings LLP